PayPay Corporation Reports

Second Quarter Ended September 30, 2026 Financial Results

Another strong quarter, with Total Revenue up 28% year-on-year, Profit for the period of ¥18.4 billion and Adjusted EBITDA Margin of 36%, exceeding guidance

Raises guidance for the fiscal year ending March 31, 2027, with Total Revenue expected to reach ¥474 to ¥478 billion and Adjusted EBITDA of ¥159 to ¥163 billion

TOKYO, Japan, November 4 (November 3 EST), 2026 – PayPay Corporation (NASDAQ: PAYP) ("PayPay" or the "Company") today released its unaudited financial results for the second quarter ended September 30, 2026, prepared in accordance with IFRS Accounting Standards, as well as managerial results.

Financial Highlights

Second Quarter ended September 30, 2026

•
Total Revenue - Total Revenue grew 28% year-on-year to ¥118.1 billion, propelled by solid double-digit momentum across both segments—with Payment segment revenue up 27% and Financial Service segment revenue up 38% year-on-year. Our high-frequency payments touchpoint continues to provide a foundation for deepening customer relationships across credit card, banking and securities services.

o
Payment Segment - Total Revenue grew 27% year-on-year to ¥96.7 billion, outpacing the 20% year-on-year growth in Payment Segment GMV (Gross Merchandise Value). This reflected both solid GMV growth and an increase in Take Rate, including payment-related revenue. GMV increased 20% year-on-year to ¥5.56 trillion. This solid growth was achieved despite temporary headwinds from a high prior-year comparison driven by elevated "Hometown Tax Donation(1)" demand in September 2025 ahead of government rule changes, as well as prolonged rainfall during the quarter, particularly in September 2026, that weighed on offline payment activity. Online channel GMV increased 40% year-on-year. PayPay Credit GMV (payments made by linking a PayPay Card to the PayPay app) and PayPay Card GMV (payments made using a physical PayPay Card) increased 25% and 28% year-on-year, respectively. Increased usage of PayPay Credit and PayPay Card continued to support GMV growth, driven by promotional initiatives including the “Super PayPay Festival” and campaigns linked to SoftBank mobile plans. Take Rate increased 0.1 percentage point year-on-year to 1.74%. This increase was supported by a higher share of online payments in GMV, increased interest income from expanding credit card financing balances, and lower point expenses deducted from Total Revenue following the comprehensive review of point reward programs in June 2026. Specific promotional campaigns with municipalities also contributed. Online payments accounted for 19% of combined PayPay Balance and PayPay Credit GMV, up 3 percentage points year-on-year. In addition, credit card financing balances continued to expand, led by revolving, installment payment and cash advances balances, which increased 26% year-on-year on a combined basis.

•
PayPay MTU (Monthly Transacting Users) - Reached 42.22 million, up 9% year-on-year, or 3.32 million users. Registered users increased 6% to 75.6 million. With PayPay MTU growth outpacing PayPay registered user growth, the active rate—calculated as PayPay MTU divided by registered users—increased 1 percentage point year-on-year to 56%.
•
Payment Segment Monthly GMV per MTU - Increased 9% year-on-year to ¥43,746. Broader use of PayPay Credit and PayPay Card alongside PayPay Balance supported higher transaction frequency and a higher average ticket size. Monthly GMV per MTU also continued to trend upward across all customer cohorts grouped by registration month.

•
Financial Service Segment - Total Revenue grew 38% year-on-year to ¥22.9 billion, driven primarily by increased interest income. The number of deposit accounts at PayPay Bank reached 10.45 million, while deposit balances increased 16% year-on-year to ¥2.4 trillion. Loan balances increased 37% year-on-year to ¥1.4 trillion, reflecting growth in mortgages, consumer and business loans. Growth in interest-earning assets, including loans and investments, together with higher interest rates following policy rate hikes, drove a 70% year-on-year increase in interest income. PayPay Securities accounts increased 28% year-on-year to 1.88 million.

•
Total Transaction Cost - Total Transaction Cost represented 24% of Total Revenue, compared with 22% in the same period of the previous fiscal year. The increase largely reflected higher costs associated with the rising interest rate environment and higher credit costs associated with the growth in credit card financing balances. At the same time, we continued to improve efficiency in settlement-related costs. Settlement-related costs increased 13% year-on-year on a consolidated basis, well below the 20% growth in Total GMV. This cost efficiency was supported by an improved funding source mix following the "Changes to Other Credit Card Usage on PayPay" implemented in July 2026.
•
Revenue Growth and Operating Leverage Improved Profitability - Revenue grew in both our Payment and Financial Service segments. While Total Transaction Cost increased with the expansion of GMV and financial balances, revenue growth outpaced operating expense growth, resulting in operating leverage. In addition, we curbed the increase in operating expenses through measures including efforts to contain growth in point reward expenses through revision of our point rewards program in June 2026, a shift toward funding sources with relatively lower costs, and continued control of outsourcing and other expenses. These factors contributed to a 55% year-over-year increase in Adjusted EBITDA to ¥42.1 billion and a 6-percentage-point increase in Adjusted EBITDA margin to 36%. Profit for the period was ¥18.4 billion, down 75% year-on-year. The prior-year period included a one-time tax benefit of ¥57.5 billion resulting from the recognition of deferred tax assets at PayPay Corporation. Excluding this benefit from the prior-year period, profit for the period increased year-on-year.

(1)
Hometown Tax Donation (Furusato Nozei): A Japanese tax incentive program that allows taxpayers to donate to local municipalities of their choice. In turn, donors receive tax credits for income and resident taxes (for amounts exceeding ¥2,000) and typically receive local specialty products as thank-you gifts.

Key Financial and Operating Metrics

The following table sets forth a summary of key financial and operating metrics for the six-month periods ended September 30, 2026, and 2025, and the three-month periods ended September 30, 2026 and 2025.

	For the six-month period ended September 30,		For the three-month period ended September 30,
	2025	2026	2025	2026
	(in millions of yen, unless otherwise indicated)
Total Revenue	¥178,632	¥227,903	¥92,478	¥118,115
Settlement related costs	¥23,901	¥27,102	¥12,329	¥13,912
Provision for loss allowance	¥11,313	¥17,736	¥6,073	¥9,422
Interest expenses	¥4,570	¥8,316	¥2,367	¥4,776
Total Transaction Cost	¥39,784	¥53,154	¥20,769	¥28,110
Operating profit	¥36,452	¥63,037	¥20,488	¥33,172
Operating profit margin	20%	28%	22%	28%
Profit for the period	¥84,029	¥38,189	¥73,220	¥18,440
Profit for the period margin	47%	17%	79%	16%

Non-IFRS Financial Measure:
Adjusted EBITDA(1)	¥50,686	¥79,469	¥27,180	¥42,074
Adjusted EBITDA Margin(2)	28%	35%	29%	36%

Operating Metrics:	(in trillions of yen, unless otherwise indicated)
Consolidated
Total GMV(3)	¥9.19	¥11.14	¥4.73	¥5.65
Payment segment
PayPay Balance GMV(4)	¥5.20	¥6.05	¥2.68	¥3.07
PayPay Credit GMV(5)	¥2.20	¥2.80	¥1.12	¥1.40
PayPay Card GMV(6)	¥1.63	¥2.09	¥0.84	¥1.08
Payment Segment GMV(7)	¥9.03	¥10.95	¥4.65	¥5.56
Take Rate(8)	1.63%	1.69%	1.64%	1.74%
Cost Rate(9)	1.28%	1.25%	1.28%	1.26%
PayPay MTU (millions of users)(10)	38.89	42.22	38.89	42.22
PayPay Number of Transactions (millions of transactions)(11)	4,514	5,216	2,346	2,672
Financial service segment
PayPay Bank Balance of Deposits (billions of yen)(12)	¥2,092.9	¥2,433.0	¥2,092.9	¥2,433.0
PayPay Bank Balance of Loans (billions of yen)(13)	¥1,020.3	¥1,397.7	¥1,020.3	¥1,397.7

Notes:

(1) Adjusted EBITDA is defined as profit for the period plus income tax expense (benefit), share of loss of investments accounted for using the equity method, depreciation and amortization, loss on disposal of property and equipment and intangible assets, share-based payment expense, amortization of contract cost, listing-related expenses, M&A-related expenses and net interest expense (income) from corporate borrowings and treasury assets. Share of profit (loss) of investments accounted for using the equity method includes share of loss of a joint venture accounted for using the equity method.

(2) Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Total Revenue.

(3) Total GMV, or gross merchandise value, is defined as the total of PayPay Balance GMV, PayPay Credit GMV, PayPay Card GMV and PayPay Bank Visa Debit Card GMV, excluding the GMV of cancelled transactions. PayPay Bank Visa Debit Card GMV is defined as payments made using PayPay Bank Visa Debit Card (physical card) and Cardless Visa Debit transaction volume for both personal and corporate use, excluding the GMV of PayPay Debit and ATM withdrawal amounts when using the cash card function, excluding the GMV of any cancelled transactions.

(4) PayPay Balance GMV is defined as payments made using PayPay Balance, PayPay Debit, PayPay Balance Card, other credit card payment linked to the PayPay app and payments made through other payment services and networks such as Alipay+ and HIVEX® via PayPay code payment, excluding top-ups to PayPay Balance with PayPay Card and excluding the GMV of cancelled transactions.

(5) PayPay Credit GMV is defined as payments made using PayPay Credit, top-ups to PayPay Balance made using PayPay Card and GMV made by linking a PayPay Card to the PayPay app without linking a PayPay account, excluding the GMV of cancelled transactions.

(6) PayPay Card GMV is defined as payment made using PayPay Card (physical card), excluding top-ups to PayPay Balance with PayPay Card and excluding the GMV of cancelled transactions.

(7) Payment Segment GMV is defined as the total of PayPay Balance GMV, PayPay Credit GMV and PayPay Card GMV, excluding the GMV of cancelled transactions.

(8) Take Rate is defined as Payment Segment’s Total Revenue divided by Payment Segment GMV (which includes PayPay Balance, PayPay Credit, and PayPay Card GMV).

(9) Cost Rate is defined as Payment Segment’s operating expenses divided by Payment Segment GMV (which includes PayPay Balance, PayPay Credit, and PayPay Card GMV).

(10) PayPay MTU is defined as the number of unique users who completed at least one payment per month that contributes to PayPay Balance or PayPay Credit GMV, but excluding P2P (peer-to-peer) money transfers and cancelled transactions. PayPay MTU over a quarterly or annual period represents the figure from the last month in the relevant period.

(11) PayPay Number of Transactions is defined as the total number of completed transactions that contribute to PayPay Balance GMV or PayPay Credit GMV, but excluding P2P (peer-to-peer) money transfers and cancelled transactions.

(12) PayPay Bank Balance of Deposits is defined as the sum of demand deposit and time deposit.

(13) PayPay Bank Balance of Loans is defined as the sum of mortgage loans, overdraft and other.

The following table reconciles profit—the most directly comparable financial measure calculated and presented in accordance with IFRS—to Adjusted EBITDA for the six-month periods ended September 30, 2026 and 2025, and the three‑month periods ended September 30, 2026 and 2025. The adjustments presented below are primarily depreciation expenses that do not result in a cash outflow, temporary expenses and non-operating income and expenses.

	For the six-month period ended September 30,		For the three-month period ended September 30,
	2025	2026	2025	2026
	(in millions of yen, except percentages)
Profit for the period	¥84,029	¥38,189	¥73,220	¥18,440
Add: Income tax expense (benefit)	(47,740)	20,170	(52,790)	10,114
Add: Share of loss of investments accounted for using the equity method(1)	163	4,678	58	4,618
Add: Depreciation and amortization	11,484	12,321	5,755	6,196
Add: Share-based payment expenses(2)	-	462	-	233
Add: Amortization of contract cost	797	1,084	411	562
Add: Loss on disposal of property and equipment and intangible assets(3)	356	1,772	174	1,524
Add: Listing-related expenses(4)	1,380	27	441	-
Add: M&A-related expenses(5)	309	1,055	35	572
Add: Net interest expense (income) from corporate borrowings and treasury assets(6)	(92)	(288)	(124)	(185)
Adjusted EBITDA	¥50,686	¥79,469	¥27,180	¥42,074
Divided by: Total Revenue	¥178,632	¥227,903	¥92,478	¥118,115
Adjusted EBITDA Margin(7)	28%	35%	29%	36%

Notes:

(1) Share of loss of investments accounted for using the equity method includes share of loss of a joint venture accounted for using the equity method.

(2) Share-based payment expenses represent compensation granted to directors, officers, and employees in exchange for their services, consisting of equity-settled awards (non-cash expenses) and cash-settled awards (expenses involving future cash outflows). These expenses are recognized by allocating the fair value of each award over its respective vesting period. Following the completion of PayPay’s IPO, the cumulative amount relating to prior periods was recognized in a lump sum in the fourth quarter ended March 31, 2026. Notably, in the calculation of Adjusted EBITDA, only equity-settled share-based payment expenses are adjusted as non-cash items, while cash-settled expenses are not adjusted.

(3) Includes one-time expenses associated with the early termination of license agreements in connection with the transition to in-house system development.

(4) Listing-related expenses consist of the fees and expenses of the professional advisors that we hired in connection with the preparations for our initial public offering.

(5) M&A-related expenses consist of the fees and expenses of the professional advisors that we hired in connection with acquisitions and investments and accrued expenses related to holdbacks in connection with a prior acquisition.

(6) Net interest expense (income) from corporate borrowings and treasury assets comprises interest expense on our interest-bearing debt incurred for general corporate purposes, offset by interest income derived from guarantee deposits, cash and cash equivalents, and Japanese government securities within the payment segment. Corporate borrowings exclude funding raised in the ordinary course of our banking, credit card and other financial services operations.

(7) Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Total Revenue.

Financial Guidance

Based on our performance to date, we raise our full-year financial guidance, and provide guidance for the three-month period ending December 31, 2026.

	For the year ending March 31,			For the three-month period ending December 31,
	2027			2026
	(in millions of yen)
Total Revenue	¥474,000	to	¥478,000	¥121,000	to	¥123,000

Adjusted EBITDA	¥159,000	to	¥163,000	¥41,500	to	¥43,500

Conference Call

PayPay will host two conference briefings to discuss its earnings. Both briefings will be webcast live on PayPay's investor relations website at https://ir.paypay.ne.jp/, with replays available on the same website following the calls.

Earnings Briefing (Overview & Key Highlights)

The first call, tailored for media, institutional investors and sell-side analysts, will take place from 9:00 to 10:30 a.m. JST on Wednesday, November 4, 2026 (7:00 to 8:30 p.m. EST on Tuesday, November 3).

Ichiro Nakayama, Representative Director, President, Corporate Officer, Chief Executive Officer will provide an overview of our FY2026 Q2 financial results and key business highlights.

Participating on the call will be:

•
Ichiro Nakayama, Representative Director, President, Corporate Officer, Chief Executive Officer,
•
Wataru Kagechika, Managing Corporate Officer, Chief Financial Officer,
•
Toshiki Motoda, Corporate Officer, Head of Finance Group,
•
Keita Oishi, Head of Investor Relations

Investor Briefing (Financial Deep Dive)

The second call, tailored for institutional investors and sell-side analysts, will take place from 8:00 to 9:00 p.m. JST on Wednesday, November 4, 2026 (6:00 to 7:00 a.m. EST on Wednesday, November 4).

Wataru Kagechika, Managing Corporate Officer and Chief Financial Officer, will provide a detailed review of our financial performance.

Participating on the call will be:

•
Wataru Kagechika, Managing Corporate Officer, Chief Financial Officer,
•
Toshiki Motoda, Corporate Officer, Head of Finance Group,
•
Keita Oishi, Head of Investor Relations

Contact

Investor Relations: investor.relations@paypay-corp.co.jp

Public Relations: pr@paypay-corp.co.jp

Cautionary Note Regarding Forward-Looking Statements and Financial Guidance

This release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify these statements by forward-looking words such as “expectation,” “forecast,” “anticipation,” “intention,” “plan,” “possibility,” “may,” “will,” “should,” “anticipate,” “could,” “would,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “goal,” “objective,” “seek,” or “continue,” the negative of these terms and other comparable terminology. Forward-looking statements in this release may relate to, but are not limited to, expectations of future results of operations or financial performance of the Company, including expectations related to full-year and quarter Total Revenue growth and Adjusted EBITDA, expectations regarding certain of our key financial and operating metrics, our business and growth strategy, including future product development plans, our market opportunity, the performance of newly launched products and innovations, our technological capabilities, the demand for the Company’s products and services, our expectations and management of future growth and acceleration, and our expectations regarding our industry and traditional banks, as well as assumptions relating to the foregoing. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include risks related to our ability to manage our growth effectively; our ability to attract new users, retain our active users and expand the scope of our relationship with our active users; our ability to attract new merchants to utilize our services, grow our relationships with our existing merchants, and increase transaction volumes across our payment settlement services; our ability to maintain and expand synergies between our code-based payment settlement services and our credit card payment services; our ability to maintain and strengthen the ecosystem effects of our platform; our alliances with the shareholders of our consolidated subsidiaries and equity-method affiliates; changes in the expansion and development of the cashless payments industry and the digital financial services industry in Japan; our ability to implement pricing strategies and expand our service offerings; our ability to maintain, protect, and enhance our strong and trusted brand; our ability to maintain or improve our technology infrastructure; and the complex and evolving laws and regulations applicable to our business and the banking ecosystem. Statements regarding our financial guidance and targets are forward-looking and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those projected. Moreover, new risks and uncertainties emerge from time to time, and it is not possible for the Company to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this release. These forward-looking statements reflect the Company’s views with respect to future events as of the date of this release and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Further information on these risks and other factors that could affect our financial results are set forth in our regulatory filings and periodic reports. Except as required by law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this release.

Non-IFRS Financial Measures and Key Metrics

This release includes financial information prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). This release also includes non-IFRS financial information, which should be considered supplemental to, not a substitute for, or superior to, the financial measures calculated in accordance with IFRS. Some of the non-IFRS financial measures that are included in this release are Adjusted EBITDA and Adjusted EBITDA Margin. We use these non-IFRS financial measures in conjunction with IFRS measures to evaluate our operating performance, formulate business plans, prepare budgets and forecasts, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. We believe that these non-IFRS financial measures provide useful information to investors, analysts, and others about our business and financial performance, enhance their overall understanding of our performance, and can assist in providing a more consistent and comparable overview of our financial performance across periods. There are a number of limitations related to the use of these non-IFRS financial measures and their nearest IFRS equivalents. For example, the Company’s definitions of non-IFRS financial measures may differ from non-IFRS financial measures used by other companies. For reconciliations to the most directly comparable IFRS measure, see the financial tables attached to this release. However, the Company is unable to provide a reconciliation of certain non-IFRS guidance measures to the corresponding IFRS measures on a forward-looking basis without unreasonable effort due to the unpredictability of the amounts and timing of events affecting the items we exclude from the non-IFRS measures. Notwithstanding the foregoing, it is important to note that material changes to reconciling items could have a significant effect on future IFRS results. Additionally, this release includes key operating metrics that we use to evaluate our operating performance, formulate business plans, and make strategic decisions.

Unaudited Financial Information

Please note that the financial information for the periods presented in this release is unaudited and derived from the Company's management accounts.

Industry and Market Data

This release may contain information, estimates and other statistical data derived from third-party sources. While the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company has not independently verified such data.

TABLE OF CONTENTS

Condensed Consolidated Financial Statements and Notes to Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Statements of Financial Position (Unaudited)

	(In millions of yen)
	Notes	March 31, 2026	September 30, 2026
Assets
Cash and cash equivalents	2	363,083	570,085
Guarantee deposits	3	74,139	49,384
Call loans		40,014	51
Accounts receivable		150,372	193,801
Loans and advances to customers	4	2,512,851	2,737,424
Securities	5	1,736,835	1,881,558
Other financial assets		32,293	39,358
Property and equipment		14,879	15,311
Right-of-use assets		12,175	10,761
Intangible assets		66,466	65,886
Goodwill		15,157	15,157
Investments accounted for using the equity method		12,762	8,174
Deferred tax assets		107,275	102,282
Other assets		37,711	40,929
Total assets		5,176,012	5,730,161
Liabilities
Deposits	6	2,952,495	3,215,443
Accounts payable		1,122,338	1,081,409
Income tax payables		13,073	13,790
Borrowings	7	564,956	861,699
Other financial liabilities		48,116	57,057
Provisions		7,403	7,595
Lease liabilities		9,549	8,443
Deferred tax liabilities		206	165
Other liabilities		27,115	21,662
Total liabilities		4,745,251	5,267,263
Shareholders’ equity
Issued capital		200,635	201,041
Share premium		86,730	87,507
Retained earnings		109,869	145,608
Accumulated other comprehensive loss		(3,055)	(8,358)
Equity attributable to owners of the parent company		394,179	425,798
Non-controlling interests		36,582	37,100
Total shareholders’ equity		430,761	462,898
Total liabilities and shareholders’ equity		5,176,012	5,730,161

See Notes to Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Statements of Profit or Loss (Unaudited)

		(In millions of yen)
		For the six months ended
	Notes	September 30, 2025	September 30, 2026
Transaction and service income		118,907	146,830
Interest income		53,313	73,327
Gains (losses) on financial instruments		5,523	6,065
Other operating income		889	1,681
Total revenue	1, 8	178,632	227,903
Point expenses		(28,421)	(32,484)
Settlement related cost		(23,901)	(27,102)
Employee benefit expenses		(21,729)	(23,620)
Provision for loss allowance		(11,313)	(17,736)
Professional and outsourcing services expenses		(14,814)	(13,292)
Other operating expenses		(42,002)	(50,632)
Total operating expenses	1, 9	(142,180)	(164,866)
Operating profit	1	36,452	63,037
Share of loss of investments accounted for using the equity method		(163)	(4,678)
Profit before tax		36,289	58,359
Income tax benefit (expense)		47,740	(20,170)
Profit for the period		84,029	38,189
Attributable to
Owners of the parent company		83,097	35,739
Non-controlling interests		932	2,450

			(In yen)
Earnings per share
Earnings per share attributable to owners of the parent company (1)
Basic earnings per share		131.01	52.77
Diluted earnings per share		131.01	52.44
(1)
The share split occurred and became effective on November 15, 2025 and earnings per share for the six months ended September 30, 2025 has been retrospectively adjusted.

		(In millions of yen)
		For the three months ended
	Notes	September 30, 2025	September 30, 2026
Transaction and service income		62,091	76,869
Interest income		27,878	38,183
Gains (losses) on financial instruments		1,962	2,261
Other operating income		547	802
Total revenue	1, 8	92,478	118,115
Point expenses		(15,268)	(16,443)
Settlement related cost		(12,329)	(13,912)
Employee benefit expenses		(10,946)	(11,854)
Provision for loss allowance		(6,073)	(9,422)
Professional and outsourcing services expenses		(7,077)	(6,774)
Other operating expenses		(20,297)	(26,538)
Total operating expenses	1, 9	(71,990)	(84,943)
Operating profit	1	20,488	33,172
Share of loss of investments accounted for using the equity method		(58)	(4,618)
Profit before tax		20,430	28,554
Income tax benefit (expense)		52,790	(10,114)
Profit for the period		73,220	18,440
Attributable to
Owners of the parent company		72,586	17,311
Non-controlling interests		634	1,129

			(In yen)
Earnings per share
Earnings per share attributable to owners of the parent company (1)
Basic earnings per share		113.85	25.56
Diluted earnings per share		113.85	25.42
(1)
The share split occurred and became effective on November 15, 2025 and earnings per share for the three months ended September 30, 2025 has been retrospectively adjusted.

See Notes to Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	(In millions of yen)
		For the six months ended
	Notes	September 30, 2025	September 30, 2026
Profit for the period		84,029	38,189
Other comprehensive income (loss) for the period, net of tax
Items that will not be reclassified to profit or loss
Changes in the fair value of equity instruments at FVTOCI		—	(3,280)
Total items that will not be reclassified to profit or loss		—	(3,280)
Items that may be reclassified subsequently to profit or loss
Changes in the fair value of debt instruments at FVTOCI		(53)	(2,694)
Exchange differences on translation of foreign operations		(13)	(44)
Total items that may be reclassified subsequently to profit or loss		(66)	(2,738)
Total other comprehensive income (loss) for the period, net of tax		(66)	(6,018)
Total comprehensive income for the period, net of tax		83,963	32,171

Total comprehensive income for the period, net of tax attributable to
Owners of the parent company		82,933	30,436
Non-controlling interests		1,030	1,735

	(In millions of yen)
		For the three months ended
	Notes	September 30, 2025	September 30, 2026
Profit for the period		73,220	18,440
Other comprehensive income (loss) for the period, net of tax
Items that will not be reclassified to profit or loss
Changes in the fair value of equity instruments at FVTOCI		—	(3,280)
Total items that will not be reclassified to profit or loss		—	(3,280)
Items that may be reclassified subsequently to profit or loss
Changes in the fair value of debt instruments at FVTOCI		(925)	(2,585)
Exchange differences on translation of foreign operations		(4)	(51)
Total items that may be reclassified subsequently to profit or loss		(929)	(2,636)
Total other comprehensive income (loss) for the period, net of tax		(929)	(5,916)
Total comprehensive income for the period, net of tax		72,291	12,524

Total comprehensive income for the period, net of tax attributable to
Owners of the parent company		71,882	12,096
Non-controlling interests		409	428

Condensed Consolidated Statements of Changes in Equity (Unaudited)

For the six months ended September 30, 2025
	(In millions of yen)
		Equity attributable to owners of the parent company
	Notes	Issued capital	Share premium	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total shareholders’ equity
Balance as of April 1, 2025		91,434	13,727	(4,887)	(379)	99,895	123,836	223,731
Profit for the period		—	—	83,097	—	83,097	932	84,029
Other comprehensive income (loss)		—	—	—	(164)	(164)	98	(66)
Total comprehensive income for the period		—	—	83,097	(164)	82,933	1,030	83,963
Dividends paid to non-controlling interests		—	—	—	—	—	(2,909)	(2,909)
Dividends paid to the ultimate parent company		—	—	(311)	—	(311)	—	(311)
Issuance of new shares		60,971	60,360	—	—	121,331	—	121,331
Changes due to business combinations of entities under common control - PayPay Securities Corporation and PayPay Bank Corporation		—	(36,827)	—	—	(36,827)	(86,358)	(123,185)
Other		—	—	34	(31)	3	1	4
Total transactions with owners and other transactions		60,971	23,533	(277)	(31)	84,196	(89,266)	(5,070)
Balance as of September 30, 2025		152,405	37,260	77,933	(574)	267,024	35,600	302,624

For the six months ended September 30, 2026
	(In millions of yen)
		Equity attributable to owners of the parent company
	Notes	Issued capital	Share premium	Retained earnings	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total shareholders’ equity
Balance as of April 1, 2026		200,635	86,730	109,869	(3,055)	394,179	36,582	430,761
Profit for the period		—	—	35,739	—	35,739	2,450	38,189
Other comprehensive loss		—	—	—	(5,303)	(5,303)	(715)	(6,018)
Total comprehensive income for the period		—	—	35,739	(5,303)	30,436	1,735	32,171
Dividends paid to non-controlling interests		—	—	—	—	—	(1,379)	(1,379)
Issuance of new shares		406	213	—	—	619	—	619
Share-based payment transactions		—	564	—	—	564	—	564
Capital contribution from non-controlling interests		—	—	—	—	—	162	162
Total transactions with owners and other transactions		406	777	—	—	1,183	(1,217)	(34)
Balance as of September 30, 2026		201,041	87,507	145,608	(8,358)	425,798	37,100	462,898

Condensed Consolidated Statements of Cash Flows (Unaudited)

	(In millions of yen)
		For the six months ended
	Notes	September 30, 2025	September 30, 2026
Cash flows from (used in) operating activities
Profit before tax		36,289	58,359
Adjustments for:
Depreciation and amortization		12,281	13,405
Share of loss of investments accounted for using the equity method		163	4,678
Loss on disposal of property and equipment and intangible assets		339	779
Share-based payment expenses		—	418
Other income and costs		(542)	(435)
Changes in assets and liabilities:
Guarantee deposits	3	28,810	24,755
Call loans		(43,000)	39,963
Accounts receivable		(42,164)	(43,537)
Loans and advances to customers	4	(166,975)	(224,573)
Securities	5	(57,209)	(60,723)
Deposits	6	345,207	262,948
Accounts payable		4,921	(41,370)
Other financial assets		(2,438)	(2,984)
Other financial liabilities		19,670	8,571
Provisions		(50)	196
Other		(852)	(10,470)
Cash provided by operations		134,450	29,980
Income tax paid		(7,739)	(14,355)
Income tax refunded		860	1,101
Net cash provided by operating activities		127,571	16,726

Cash flows from (used in) investing activities
Purchases of securities	5	(308,161)	(211,302)
Proceeds from sales/redemption of securities	5	90,146	121,991
Purchases of property and equipment		(3,575)	(3,232)
Purchases of intangible assets		(8,761)	(8,411)
Purchase of investment accounted for using the equity method		(11,655)	—
Other		(2,358)	(3,274)
Net cash used in investing activities		(244,364)	(104,228)

Cash flows from (used in) financing activities
Net increase in short-term borrowings	7	40,000	304,593
Proceeds from borrowings	7	652,150	223,000
Repayments of borrowings	7	(544,966)	(230,850)
Repayments of lease liabilities		(1,526)	(1,176)
Proceeds from issuance of new common shares		121,331	229
Payments for the purchase of the equity interest of subsidiaries, through business combinations of entities under common control		(130,185)	—
Dividends paid to non-controlling interests		(2,909)	(1,379)
Dividends paid to the ultimate parent company		(311)	—
Other		—	162
Net cash provided by financing activities		133,584	294,579

Effect of exchange rate changes on cash and cash equivalents		(19)	(75)
Increase in cash and cash equivalents		16,772	207,002
Cash and cash equivalents at the beginning of the period	2	369,811	363,083
Cash and cash equivalents at the end of the period	2	386,583	570,085

See Notes to Condensed Consolidated Financial Statements (Unaudited)

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. Segment Information

Profit or Loss for the Group's Reportable Segments

For the six months ended September 30, 2025
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	104,501	14,406	—	118,907
Inter-segment revenue	484	390	(874)	—
Total transaction and service income	104,985	14,796	(874)	118,907
Interest income	39,720	13,593	—	53,313
Gains (losses) on financial instruments	1,802	3,721	—	5,523
Other operating income	799	90	—	889
Total revenue	147,306	32,200	(874)	178,632
Operating expenses (1)	(115,781)	(27,273)	874	(142,180)
Segment profit	31,525	4,927	—	36,452

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(163)
Profit before tax				36,289

For the six months ended September 30, 2026
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	131,258	15,572	—	146,830
Inter-segment revenue	752	606	(1,358)	—
Total transaction and service income	132,010	16,178	(1,358)	146,830
Interest income	51,037	23,588	(1,298)	73,327
Gains (losses) on financial instruments	719	5,343	3	6,065
Other operating income	1,561	254	(134)	1,681
Total revenue	185,327	45,363	(2,787)	227,903
Operating expenses (1)	(136,343)	(31,225)	2,702	(164,866)
Segment profit	48,984	14,138	(85)	63,037

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(4,678)
Profit before tax				58,359

For the three months ended September 30, 2025
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	54,858	7,233	—	62,091
Inter-segment revenue	237	202	(439)	—
Total transaction and service income	55,095	7,435	(439)	62,091
Interest income	20,459	7,419	—	27,878
Gains (losses) on financial instruments	239	1,723	—	1,962
Other operating income	494	53	—	547
Total revenue	76,287	16,630	(439)	92,478
Operating expenses (1)	(59,258)	(13,171)	439	(71,990)
Segment profit	17,029	3,459	—	20,488

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(58)
Profit before tax				20,430

For the three months ended September 30, 2026
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	69,078	7,791	—	76,869
Inter-segment revenue	342	343	(685)	—
Total transaction and service income	69,420	8,134	(685)	76,869
Interest income	26,329	12,584	(730)	38,183
Gains (losses) on financial instruments	208	2,050	3	2,261
Other operating income	787	132	(117)	802
Total revenue	96,744	22,900	(1,529)	118,115
Operating expenses (1)	(70,282)	(16,147)	1,486	(84,943)
Segment profit	26,462	6,753	(43)	33,172

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(4,618)
Profit before tax				28,554
(1)
For details of operating expenses, refer to Note 9, Operating Expenses.

2. Cash and Cash Equivalents

Cash and cash equivalents are as follows:

	(In millions of yen)
	March 31, 2026	September 30, 2026
Payment:
Cash and demand deposits	53,439	79,011
Time deposits (maturities of three months or less)	—	629
Restricted cash related to transfers of credit card receivables	697	697
Subtotal	54,136	80,337
Financial service:
Cash and demand deposits	16,322	16,762
Deposits with the Bank of Japan	292,622	472,986
Other	3	—
Subtotal	308,947	489,748
Total	363,083	570,085

3. Guarantee Deposits

Guarantee deposits are as follows:

	(In millions of yen)
	March 31, 2026	September 30, 2026
Payment:
Guarantee deposits under Payment Services Act (1)(2)(3)	49,734	29,253
Subtotal	49,734	29,253
Financial service:
Other	24,405	20,131
Subtotal	24,405	20,131
Total	74,139	49,384
(1)
In accordance with the Payment Services Act of Japan, the Company is required to implement prescribed safeguarding measures for unused prepaid balances held by users of PayPay settlement services (the "PayPay Users"). The balance is required to cover 100% of the total unused prepaid balance of PayPay Money and 50% of the total unused prepaid balance of PayPay Money Lite. The Company has implemented the prescribed safeguarding measures by (i) making a security deposit with the Legal Affairs Bureau, (ii) depositing Japanese government bonds with the Legal Affairs Bureau, (iii) establishing a trust and reporting the trust arrangement to the Kanto Local Finance Bureau, and (iv) entering into a guarantee agreement and reporting the agreement to the Kanto Local Finance Bureau. The trust is included in the scope of consolidation. During the six months ended September 30, 2026, the Company entered into a guarantee agreement with a financial institution and implemented an additional method for safeguarding the unused prepaid balance of PayPay Money Lite.
(2)
The total amount of the guarantee deposits in cash, the Japanese government bonds, and assets held by the trust amounts to 306,747 million yen and 311,706 million yen as of March 31, 2026 and September 30, 2026, respectively. Under the trust arrangement, the Company has deposited 196,500 million yen and 229,200 million yen with PayPay Bank Corporation as of March 31, 2026 and September 30, 2026, respectively, and the funds are managed and invested in the ordinary course of business in accordance with applicable banking laws and regulations.
(3)
The balance also includes regulatory safeguarding assets maintained in connection with digital wage payment services pursuant to the Ordinance for Enforcement of the Labor Standards Act of Japan. The balance amounts to 5,011 million yen and 5,017 million yen as of March 31, 2026 and September 30, 2026, respectively.

4. Loans and Advances to Customers

Loans and advances to customers are as follows:

	(In millions of yen)
	March 31, 2026	September 30, 2026
Payment:
Credit card receivables	1,321,827	1,398,378
Loss allowance	(45,312)	(55,971)
Subtotal	1,276,515	1,342,407
Financial service:
Mortgage loans (1)	909,483	1,023,090
Overdraft	312,255	348,432
Other	16,879	26,201
Loss allowance	(2,281)	(2,706)
Subtotal	1,236,336	1,395,017
Total	2,512,851	2,737,424
(1)
Mortgage loans include the loans acquired from a financial institution with a guarantee provided by the seller up to 1% of the transferred loan balance. The remaining balances of acquired loans are 175,950 million yen and 170,308 million yen as of March 31, 2026 and September 30, 2026, respectively.

5. Securities

Securities are as follows:

	(In millions of yen)
	March 31, 2026	September 30, 2026
Payment:
Japanese government bonds	65,612	58,272
Equity securities (1)	—	96,803
Subtotal	65,612	155,075
Financial service:
Japanese government bonds and municipal bonds	713,244	731,735
Corporate and other debt securities	416,121	404,396
Asset-backed securities	337,685	321,250
Exchange traded funds	202,879	265,995
Equity securities	1,294	3,107
Subtotal	1,671,223	1,726,483
Total	1,736,835	1,881,558
(1)
Equity securities include shares of Seven & i Holdings Co., Ltd. acquired by the Group in August 2026. The Group irrevocably designated the investment as an equity instrument measured at fair value through other comprehensive income because the investment is held to maintain or enhance a business relationship and it is not held for trading. The fair value of the shares as of September 30, 2026 was 96,787 million yen.

6. Deposits

Deposits are as follows:

	(In millions of yen)
	March 31, 2026	September 30, 2026
Payment:
PayPay Users' deposits (1)(2)	451,263	491,778
Subtotal	451,263	491,778
Financial service:
Deposits from customers in the banking business
Demand deposits	2,090,486	2,164,265
Time deposits	178,594	268,744
Deposits from customers in the securities intermediary business	221,374	279,576
Other	10,778	11,080
Subtotal	2,501,232	2,723,665
Total	2,952,495	3,215,443

(1)
PayPay Users' deposits consist of PayPay Balance and other items held by PayPay Users, including deposits and points accrued by PayPay Users.
(2)
PayPay Users' deposits include PayPay Money which PayPay Users can withdraw at users' discretion. The balance of PayPay Money amounts to 212,179 million yen and 234,264 million yen as of March 31, 2026 and September 30, 2026, respectively.

7. Borrowings

Borrowings are as follows:

	(In millions of yen)
	March 31, 2026	September 30, 2026
Payment:
Loan payables	280,825	513,075
Commercial papers	73,000	64,000
Subtotal	353,825	577,075
Financial service:
Loan payables	211,131	284,624
Subtotal	211,131	284,624
Total	564,956	861,699

8. Revenue

Disaggregation of Revenue

(1) Revenue recognized from contracts with customers and other sources

	(In millions of yen)
	For the six months ended
	September 30, 2025	September 30, 2026
Revenue from contracts with customers
Transaction and service income	118,907	146,830
Revenue from other sources
Interest income (1)	53,313	73,327
Gains (losses) on financial instruments	5,523	6,065
Other operating income	889	1,681
Total	178,632	227,903

	(In millions of yen)
	For the three months ended
	September 30, 2025	September 30, 2026
Revenue from contracts with customers
Transaction and service income	62,091	76,869
Revenue from other sources
Interest income (1)	27,878	38,183
Gains (losses) on financial instruments	1,962	2,261
Other operating income	547	802
Total	92,478	118,115

(1) The Group pays guarantee fees to third-party financial institutions to mitigate the credit risk of loans and advances to customers. These guarantee fees are an integral part of the loan arrangement. In accordance with IFRS 9 “Financial Instruments” , these guarantee fees are included in the calculation under the effective interest rate method and therefore reduce interest income. The guarantee fees were 10,584 million yen and 11,588 million yen for the six months ended September 30, 2025 and 2026, respectively, and 5,372 million yen and 5,879 million yen for the three months ended September 30, 2025 and 2026, respectively.

(2) Disaggregation of revenue from contracts with customers by type of service

For the six months ended September 30, 2025
	(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	116,113	—	116,113
Credit Payment Settlement Services and Acquiring Services (1)	20,866	—	20,866
Debit Payment Settlement Services	—	2,614	2,614
Payment settlement services deduction	(46,281)	(684)	(46,965)
Subtotal	90,698	1,930	92,628
Financial services	—	11,772	11,772
Other (2)	13,803	704	14,507
Total	104,501	14,406	118,907

For the six months ended September 30, 2026
	(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	141,241	—	141,241
Credit Payment Settlement Services and Acquiring Services (1)	27,167	—	27,167
Debit Payment Settlement Services	—	3,078	3,078
Payment settlement services deduction	(54,238)	(785)	(55,023)
Subtotal	114,170	2,293	116,463
Financial services	—	12,525	12,525
Other (2)	17,088	754	17,842
Total	131,258	15,572	146,830

For the three months ended September 30, 2025
	(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	71,917	—	71,917
Credit Payment Settlement Services and Acquiring Services (1)	10,794	—	10,794
Debit Payment Settlement Services	—	1,337	1,337
Payment settlement services deduction	(35,121)	(352)	(35,473)
Subtotal	47,590	985	48,575
Financial services	—	5,788	5,788
Other (2)	7,268	460	7,728
Total	54,858	7,233	62,091

For the three months ended September 30, 2026
	(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	73,407	—	73,407
Credit Payment Settlement Services and Acquiring Services (1)	14,104	—	14,104
Debit Payment Settlement Services	—	1,513	1,513
Payment settlement services deduction	(27,397)	(403)	(27,800)
Subtotal	60,114	1,110	61,224
Financial services	—	6,296	6,296
Other (2)	8,964	385	9,349
Total	69,078	7,791	76,869
(1)
Revenue from Credit Payment Settlement Services and Acquiring Services is presented net of interchange fees charged by the credit card issuer in respect of Acquiring Services, as the Group recognizes revenue based on the settlement amount of the purchase transaction and the predetermined rate, less such interchange fees. The interchange fees were 5,293 million yen and 5,925 million yen for the six months ended September 30, 2025 and 2026, respectively, and 2,624 million yen and 2,865 million yen for the three months ended September 30, 2025 and 2026, respectively.
(2)
Other in the Payment segment includes revenues primarily earned from a monthly subscription plan for PayPay Merchants, and is presented net of a revenue deduction, which amounts to 1,593 million yen and 3,298 million yen for the six months ended September 30, 2025 and 2026, respectively, and 858 million yen and 1,812 million yen for the three months ended September 30, 2025 and 2026, respectively. These deductions mainly relate to consideration payable to customers in connection with annual membership fees for a certain type of PayPay Card.

9. Operating Expenses

Operating expenses by nature are as follows:

For the six months ended September 30, 2025
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	28,421	—	—	28,421
Settlement related cost (2)	18,526	5,757	(382)	23,901
Employee benefit expenses	16,936	4,795	(2)	21,729
Provision for loss allowance	11,027	286	—	11,313
Professional and outsourcing services expenses (3)	10,328	4,624	(138)	14,814
Other operating expenses
Depreciation and amortization	8,101	3,383	—	11,484
License fees	8,784	2	—	8,786
Interest expenses	1,550	3,074	(54)	4,570
Advertising and promotion expenses	3,132	1,860	(157)	4,835
Taxes and charges	1,230	1,041	—	2,271
Amortization of contract cost	797	—	—	797
Other	6,949	2,451	(141)	9,259
Subtotal	30,543	11,811	(352)	42,002
Total	115,781	27,273	(874)	142,180

For the six months ended September 30, 2026
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	32,484	—	—	32,484
Settlement related cost (2)	21,351	6,201	(450)	27,102
Employee benefit expenses	18,128	5,570	(78)	23,620
Provision for loss allowance	17,241	495	—	17,736
Professional and outsourcing services expenses (3)	9,756	3,620	(84)	13,292
Other operating expenses
Depreciation and amortization	9,103	3,219	(1)	12,321
License fees	10,308	561	—	10,869
Interest expenses	2,895	6,716	(1,295)	8,316
Advertising and promotion expenses	3,381	931	(219)	4,093
Taxes and charges	1,363	1,008	—	2,371
Amortization of contract cost	1,084	—	—	1,084
Other	9,249	2,904	(575)	11,578
Subtotal	37,383	15,339	(2,090)	50,632
Total	136,343	31,225	(2,702)	164,866

For the three months ended September 30, 2025
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	15,268	—	—	15,268
Settlement related cost (2)	9,689	2,862	(222)	12,329
Employee benefit expenses	8,463	2,485	(2)	10,946
Provision for loss allowance	5,940	133	—	6,073
Professional and outsourcing services expenses (3)	5,049	2,099	(71)	7,077
Other operating expenses
Depreciation and amortization	4,060	1,695	—	5,755
License fees	4,501	2	—	4,503
Interest expenses	786	1,610	(29)	2,367
Advertising and promotion expenses	1,721	795	(69)	2,447
Taxes and charges	606	428	—	1,034
Amortization of contract cost	411	—	—	411
Other	2,764	1,062	(46)	3,780
Subtotal	14,849	5,592	(144)	20,297
Total	59,258	13,171	(439)	71,990

For the three months ended September 30, 2026
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	16,443	—	—	16,443
Settlement related cost (2)	11,048	3,095	(231)	13,912
Employee benefit expenses	9,027	2,900	(73)	11,854
Provision for loss allowance	9,195	227	—	9,422
Professional and outsourcing services expenses (3)	4,974	1,837	(37)	6,774
Other operating expenses
Depreciation and amortization	4,566	1,631	(1)	6,196
License fees	5,166	308	—	5,474
Interest expenses	1,736	4,128	(1,088)	4,776
Advertising and promotion expenses	1,517	449	(114)	1,852
Taxes and charges	681	517	—	1,198
Amortization of contract cost	562	—	—	562
Other	5,367	1,055	58	6,480
Subtotal	19,595	8,088	(1,145)	26,538
Total	70,282	16,147	(1,486)	84,943
(1)
Point expenses are incurred primarily when the Group grants reward points to PayPay Users through various reward programs. PayPay Users can use these points to make payments at merchants.
(2)
Settlement related cost includes fees paid to banks for users to charge their PayPay Balance from their bank accounts and brand or network fees paid to international card brands. Settlement related cost also includes interbank transaction fees.
(3)
Professional and outsourcing services expenses include customer service related costs, system development labor costs, and other professional services.